SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Albertson's, Inc.

Name of Person(s) Filing Proxy Statement:

United Food & Commercial Workers Union, Local 99R

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

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     3) Filing Party: _________________________

     Date Filed: _______________________________

                   PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

FOR PROPOSALS FOR CONFIDENTIAL SHAREHOLDER VOTING AND BOARD
DECLASSIFICATION AT

          ALBERTSON'S, INC.
          Annual Stockholders Meeting
          May 24, 1996 10am
          Center on the Grove
          850 Front Street
          Boise ID

Date sent to shareholders:
March 21, 1996

UFCW 99R
2501 W. Dunlap Ave.
Phoenix AZ   85021
Dear Fellow Albertson's Shareholder:

     We urge you to vote FOR our shareholder proposal to allow
Albertson's shareholders to vote by secret ballot.

     Hundreds of companies allow their shareholders to vote confidentially. Voting for leadership is, in our view, a private matter. Secret ballot voting is how union officials and most government officials are elected.

     Shareholders often have business or personal relationships with management which go beyond owning Albertson's stock. For example, an Albertson's employee, bank or insurance company may fear losing their livelihoods if they vote stock held in their name differently than management's recommendation.

     We in no way suggest management has threatened to retaliate against shareholders. However, we believe shareholders should have the right to vote as they see fit without having anything to fear.

     On what issues might Albertson's shareholders wish the freedom to vote confidentially in disagreement with management? For example:

     (1) The members of the Board's compensation committee in 1994 consisted of Albertson's salaried executive committee chairman Warren McCain (retired Albertsons CEO), and four directors from other companies (three chief executives and a chief financial officer). One of these companies did business with Albertson's. There was no one on that committee from outside the arena of similarly-high-salaried corporate executives. In FY1994
Albertson's CEO Gary Michael received more than $1,100,000 in compensation beyond stock options. His salary was $655,500. Both were up from FY1993. The company recently fought the IRS all the way to the Supreme Court on the issue of deducting expenses of management-only nonqualified benefit plans.

     (2) Albertson's has a classified board, meaning each year shareholders only get to vote on one-third of the seats on the board. Many companies instead have annual election of all directors. Another Albertson's shareholder has made a shareholder proposal this year to "declassify" the board: that is, have annual election of all directors.

     Regardless of whether you agree with management's position on these issues, we think you will agree that shareholders should not have to fear management pressure by voting in disagreement with management.

     Management here has not advised us of its position on our proposal. Other managements have argued against secret ballot voting by claiming shareholders can get confidentiality by placing their stock in the name of a broker or other nominee. However, by your being the record owner rather than a broker, you avoid possible brokers' maintenance fees. You may be able to get shareholder materials faster. You need not count on a broker to get your vote counted or keep your confidences. Record owners have enhanced legal rights under state corporation law, such as the right to inspect corporate records. One should not have to give up all this just to have a secret ballot vote.

     We feel all shareholders deserve the confidentiality provided employees who hold through benefit plans: they have the right to confidentially vote shares held in those plans through the plan's trustees. These employees should be able to buy stock outside the plans without having to give up confidentiality in the process.

     All shareholders deserve a secret ballot vote.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL:

     Resolved, that shareholders recommend the Company provide secret ballot voting for shareholders, excepting disclosure to independent inspectors of election, disclosure to management of comments made to management on proxy cards, or disclosure required by law.

This proposal is phrased as a recommendation to avoid litigation over shareholders' authority to impose it on the Board, and thus shareholder approval of the proposal would not bind the Board. However, we believe that as a practical matter, the board would not defy a recommendation approved by most shareholders.

VOTING PROCEDURE AND VOTING RIGHTS

     You can vote in person at the shareholders meeting on May 24, 1996. If you instead wish to vote by proxy, PLEASE RETURN THE ENCLOSED SURVEY REQUESTING A PROXY CARD. Our proxy card has not yet been released because management has not yet announced its nominees for election to director nor any other proposals (under SEC Rules, if you gave us a proxy card now you would have to waive your right to vote on those matters).

     We asked management to include our confidential voting proposal on its card but it has refused to confirm whether it will do so. We believe management's card will include the declassified board proposal. If you would prefer to vote for our proposal on management's card, we suggest you advise Kaye L. O'Riordan, Corporate Secretary, Albertson's, 250 Park Center Dr., Boise ID 83726. Tel. (208) 385-6200; Fax (208) 385-6575.

     After management releases its proxy statement, we will send you our proxy card and statement if you have requested one. It will allow you to vote in the directors' election and on all other matters known to be up for a vote, but will give us no discretionary voting authority.

READ THE COMPANY'S CARD CAREFULLY BEFORE YOU SEND IT IN: IF IT
GIVES MANAGEMENT DISCRETIONARY AUTHORITY TO VOTE AGAINST
SHAREHOLDER PROPOSALS WITHOUT LETTING YOU DIRECT MANAGEMENT'S VOTE ON OUR PROPOSAL, BY SIGNING THAT CARD YOU WILL BE LETTING
MANAGEMENT VOTE AGAINST THE PROPOSAL.

     Only the latest-date proxy card counts. You may revoke your vote at any time by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting.

     We will keep the content of all cards we receive confidential until the meeting from everyone except our agents. At the meeting the cards must be presented to the company's tabulator in order to be counted.

SOLICITATION

     The costs of this solicitation are being borne by United
Food & Commercial Workers Local 99R, which owns 43 shares of company common stock. We expect to spend about $2000 on the solicitation. We will not have specially-engaged proxy solicitors but will use our regular staff. We will solicit proxies by mail, telephone, and fax. We represent employees in the Arizona retail food industry, and have one Albertson's store under contract. We are organizing other Albertsons stores over management opposition. We feel management's opposition has taken improper forms. However, we do not ask for your support in that dispute. Even if this labor problem is resolved, we will present the proposal and your proxy cards at the shareholders meeting. We are pursuing similar shareholder proposals at other companies connected to Albertsons through their boards.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives shareholders who have owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement.

     The deadline for submitting such proposals for inclusion in the proxy statement for the 1997 annual meeting will appear in the Company's forthcoming proxy statement. Feel free to contact us if you would like more information about the shareholder proposal process.

EXECUTIVE COMPENSATION / SECURITY OWNERSHIP OF DIRECTORS AND
EXECUTIVE OFFICERS / ELECTION OF DIRECTORS / OTHER MATTERS FOR
SHAREHOLDER VOTE

More current information on these subjects will be contained in management's forthcoming proxy statement. We know of no contest for the board of directors, and make no recommendation on the election.

THANK YOU FOR VOTING FOR THE PROPOSALS FOR SECRET BALLOT VOTING
FOR SHAREHOLDERS AND ANNUAL ELECTION OF ALL DIRECTORS.

                                        Sincerely,


                                        William McDonough
                                        President UFCW 99


PLEASE RETURN THE ENCLOSED SURVEY TO
                    UFCW 99R
                    2501 W. Dunlap Avenue
                    Phoenix AZ

SURVEY OF ALBERTSON'S SHAREHOLDERS [this is not a proxy]

[ ] Check here if you would like us to send you our proxy card when available (fill out name and address below).

SURVEY OF SHAREHOLDER OPINION (please return this even if you do not want to receive our proxy card):

1. Do you support the idea of confidential voting for shareholders?

          Yes  _____     No   ____  Undecided  ________

2. Do you support the idea of annual election of all directors?

          Yes  _____     No   ____  Undecided  ________

3. Do you believe compensation of the Company's top executives should be based more on stock performance than salary?

          Yes  ____      No  _____  Undecided _______

4. Do you support broadening the composition of the compensation committee of the Board of Directors to include persons other than corporate executives?

          Yes  ____      No  _____  Undecided _______

5. What is your favorite thing about the Company?

     ________________________________

6. What is the worst thing about the Company?

    ___________________________________

7. List anything you would like management to change:

     __________________________________

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone/Fax  ________ # Shares owned  ________

Record Owner name and address (if not above): _______________

Return to: UFCW 99R, 2501 W. Dunlap Ave., Phoenix AZ 85021